Exhibit 99.1
Seanergy Maritime Holdings Corp.
c/o Vgenopoulos & Partners Law Firm
15 Filikis Eterias Square
Athens 106 73
Greece
November 10, 2008
United States Securities and Exchange Commission
Division of Corporate Finance
100F Street,
Washington, DC 20549

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 (File No. 333-154952)
Ladies and Gentlemen:
Seanergy Maritime Holdings Corp. (CIK #0001448397), a company organized under the laws of the Marshall Islands, filed a Registration Statement on Form F-1 (“Registration Statement”) with the Securities and Exchange Commission (“Commission”) on Monday, November 3, 2008 (file No. 333-154952). The Accession Number is 0000950123-08-014210.
The purpose of this letter is to request that the Commission correct certain information appearing on the edgar website (www.sec.gov) which incorrectly identifies “KPMG LLP” as one of the accounting entities providing a “Consent of Independent Registered Public Accounting Firm.” In fact, the subject “Consent of Independent Registered Public Accounting Firm” filed as Exhibit 23.2 to the Registration Statement has been provided by the entity “KPMG Certified Auditors A.E.,” not “KPMG LLP” (as reflected in the signature block). All references to “KPMG LLP” are incorrect.
Accordingly, we respectfully request that the Commission change all references to “KPMG LLP” which appear in connection with such filing on www.sec.gov to “KPMG Certified Auditors A.E.”
We thank you for your consideration in this matter. In the event you have any questions, please do not hesitate to call Beth S. Neuhaus of the Law firm of Loeb & Loeb LLP at (212) 407-4902.
Very truly yours,

SEANERGY MARITIME HOLDINGS CORP.
By:	/s/ Dale Ploughman
	Name:	Dale Ploughman
	Title:	Chief Executive Officer
c.c. cfitedgar@sec.gov

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